One Financial Center Boston, MA 02111 617 542 6000 mintz.com

June 10, 2020

CONFIDENTIAL – VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention:      Julie Sherman

Kevin Kuhar

Margaret Schwartz

Samuel Kluck

Re:	Nyxoah SA

Amendment No. 1 to Draft Registration Statement on Form F-1

Submitted May 24, 2021

CIK No. 0001857190

Ladies and Gentlemen:

This letter sets forth the response of Nyxoah SA (the “Company”) to the comment letter, dated June 8, 2021, of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Amendment No. 1 to the Draft Registration Statement on Form F-1 confidentially submitted to the Commission on May 24, 2021 for confidential non-public review pursuant to the Jumpstart Our Business Startups Act, as amended (the “JOBS Act”). Concurrently, the Company is filing publicly a Registration Statement on Form F-1 (the “Registration Statement”). Defined terms used but not otherwise defined herein have the meanings ascribed to such terms in the Registration Statement.

In order to facilitate your review, we have repeated each comment in its entirety in italicized text in the original numbered sequence and followed by the Company’s response. When indicated, the responses below are contained in the Registration Statement. References to page numbers in this letter refer to the pagination of the Registration Statement.

1.	We note your response to our prior comment number 4 and your reference to continuing to prosecute patent applications. Please revise to clarify whether you will own any patents arising from this partnership or will you simply license Vanderbilt’s patents. Additionally, on page 93 please revise to disclose any upfront material payments and the termination provisions of the agreement.

Response: The Company respectfully acknowledges the Staff's comment and has revised the disclosure on pages 94 and 116 of the Registration Statement.

2.	We note your response to our prior comment number 10. We understand the language on page 109 and the related charts are intended to allow investors to be able to understand the market in which the Company operates and to show the clinical data generated by the principal hypoglossal nerve stimulation therapies. However, these charts are the same charts used in the prior filing showing the results of third party studies of that were not head-to-head trials and the corresponding Company’s chart appears on the page before. Therefore, the graphics showing the results for your competitors on page 109 are understood to be a comparison. You may note the types of metrics used in these studies and the features of these other devices, such as number of incisions required, but please remove the results of the competitor’s trials.

Response: The Company respectfully acknowledges the Staff's comment and has revised the disclosure on page 109 of the Registration Statement.

Boston       London       Los Angeles       New York       San Diego       San Francisco      Washington

MINTZ, LEVIN, COHN, FERRIS, GLOVSKY AND POPEO, P.C.

MINTZ

June 10, 2021

3.	We note your response to our prior comment number 12. You state that the Clarification confirms that the license granted by Man & Science SA will continue in effect until the last to expire patent. Please revise to state when these patents are expected to expire. With respect to the Man & Science SA and Cochlear Limited agreements, please also state whether you have any ongoing or future financial obligations under either such agreement. To the extent you take the position that the agreement with Vanderbilt University is not material, please remove all references to such agreement in the Summary. If you wish to retain such description then you must file such agreement.

Response: The Company respectfully acknowledges the Staff's comment and has revised the disclosure in the Summary and on pages 114, 115, and 150 of the Registration Statement.

4.	We note your response to our prior comment number 15. With respect to the description of the Man & Science Agreement on page 149 and elsewhere, please revise to explain the scope of the sleep disordered breathing field.

Response: The Company respectfully acknowledges the Staff's comment and has revised the disclosure on pages 115 and 150 of the Registration Statement.

5.	We see from your disclosures that you entered into a collaboration agreement with Vanderbilt University pursuant to which you are exploring additional neurostimulation technologies and under this agreement, you are responsible for product development, while Vanderbilt University is responsible for patent prosecution. Please revise to disclose the significant terms of this in-licensing agreement, including the term of the agreement, any significant milestones, and any royalties due under the agreement.

Response: The Company respectfully acknowledges the Staff's comment and has revised the disclosure on pages 116, F-51 and F-52 of the Registration Statement.

If you have any questions or comments in connection with this letter or the Registration Statement, please contact the undersigned by phone at (617) 348-3050 or via e-mail at jrudy@mintz.com.

Very truly yours,

/s/ John Rudy
John Rudy

cc:           Olivier Taelman, Chief Executive Officer and Executive Director (Nyxoah SA)